Allstar Restaurants
(A Nevada Corporation)
C/o 1458 Broad Street, Regina, Sask.  S4R 1Y9, Canada
Tel: (306)529-2652, Fax: (306) 352-1597
_______________________________________________________________________________________________

August 8, 2007                                                                                                                              VIA:  FedEx and EDGAR

Maryse Mills-Apenteng
Division of Corporate Finance
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549,  USA

Dear Ms. Mills-Apenteng

Re:       Allstar Restaurants
            Amendment No 4. to Registration Statement on Form SB-2
            Filed August 8, 2007
            File No. 333-129653

Further to your oral comment of August 8th, 2007, we resubmit our amended Form SB-2/A # 4 which addresses your comment regarding including the updated legal opinion letter issued August 8th, 2007 as exhibit 5.1. We have updated the document to reflect today’s date (August 8th, 2007) where necessary. No other changes have been made to the document.

We have filed the SB-2/A # 4 on the EDGAR filing system and I am also enclosing 2 hard copies of the “final” version via FedEx courier for your review.

If you have any questions, please contact me at 306-529-2652.

Yours truly,

ALLSTAR RESTAURANTS,

/s/ Terry G. Bowering
Terry G. Bowering
President, CEO, CFO and CAO

c.c. Via Fax: 604-687-6314   William L. Macdonald,
                                               Clark Wilson, LLP, Vancouver, Canada
/Encl.